Coleman Cable, Inc.

CCI International, Inc.

Patco Electronics, Inc.

Technology Research Corporation

1530 Shields Drive

Waukegan, Illinois 60085

December 19, 2011

VIA EDGAR

Mr. Craig Slivka

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Registration Statement on Form S-3 (File No. 333-177024) of Coleman Cable, Inc., CCI International, Inc., Patco Electronics, Inc. and Technology Research Corporation (the “Registrants”)

Dear Mr. Slivka:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 12:00 p.m. Eastern Standard Time on Wednesday, December 21, 2011, or as soon thereafter as practicable.

In connection with this request, the Registrants acknowledge that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Mr. Craig Slivka

December 19, 2011

3.	The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call James J. Junewicz at (312) 558-5257 or Arlene K. Lim at (312) 558-6061 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Richard N. Burger
Richard N. Burger
Chief Financial Officer, Executive Vice
President, Secretary and Treasurer

cc:	James J. Junewicz

Arlene K. Lim